EXHIBIT 12.1



              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)


Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.


                                                                                   Three
                                                                                   Months
(In Thousands)                                                                     Ended
                                           Year Ended December 31,               March 31,
                              -------------------------------------------------- ---------
                                  1999       2000      2001      2002      2003      2004
                              ---------  --------- --------- --------- --------- ---------

Earnings:

Income (loss) before income
 taxes                        $(46,449)  $(45,833) $(42,073) $(33,908) $(29,883) $(51,683)

Add: Fixed charges               5,426     12,167       931       824       832       236

Less:  Capitalized interest          -          -         -         -         -         -
                              ---------  --------- --------- --------- --------- ---------

     Coverage Deficiency      $(41,023)  $(33,666) $(41,142) $(33,084) $(29,051) $(51,447)
                              =========  ========= ========= ========= ========= =========

Fixed Charges:

Interest expensed               $4,536    $11,782      $593      $511      $490      $123

Amortization of capitalized
 debt offering costs               578        107        84        21         -         -

Estimated interest portion of
 rent expense                      312        278       254       292       342       114
                              ---------  --------- --------- --------- --------- ---------

        Fixed charges           $5,426    $12,167      $931      $824      $832      $236
                              =========  ========= ========= ========= ========= =========

Ratio of earnings to fixed
 charges (1)                       N/A        N/A       N/A       N/A       N/A       N/A
-----------------------


(1) The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, earnings consist of net loss before fixed charges. Fixed charges consist of estimated interest expense on outstanding lease liabilities, interest accrual for outstanding convertible debentures, the amortization of issuance costs on convertible debentures, and the interest expense related to the value of warrants issued with convertible debentures.